CrimeInsurance.com

©2015 Great American Insurance Company is an equal opportunity provider. 301 E. Fourth Street, Cincinnati, OH 45202. 0790FIC-B (4/15)

There are over 3,000 property and casualty insurance companies in the United States.

Only 50 are included on the Ward’s 50 List for safety, consistency and performance.

Only 5 have been rated “A” or better by A.M. Best for over 100 years.

Only 2 are on both lists.

Great American Insurance Company is 1 of the two.

Source: Ward Group®, 2014 Ward’s 50 Property and Casualty Companies, and A.M. Best®. Great American Insurance Company is rated “A+”(Superior) by A.M. Best® as of March 20, 2015. 0790FIC-B (4/15)

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IMPORTANT NOTICE

FIDELITY CRIME DIVISION CLAIMS

Should this account have a potential claim situation, please contact:

Fidelity & Crime Claims Department

Great American Insurance Group

Five Waterside Crossing

Windsor, CT 06095

(860) 298-7330

(860) 688-8188 fax

CrimeClaims@gaig.com

SDM-683 (Ed. 08/14)

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IMPORTANT INFORMATION TO POLICYHOLDERS

CALIFORNIA

TO OBTAIN INFORMATION OR TO MAKE A COMPLAINT

In the event you need to contact someone about this Policy for any reason please contact your agent. If you have additional questions, you may contact the insurance company issuing this Policy at the following address and telephone number:

Great American Insurance Group

Administrative Offices

301 East 4th Street

Cincinnati, OH 45202

Or you may call the toll-free telephone number for information or to make a complaint at:

1-800-972-3008

If you have a problem with your insurance company, its agent or representative that has not been resolved to your satisfaction, please call or write to the Department of Insurance.

California Department of Insurance

Consumer Services Division

300 South Spring Street, South Tower

Los Angeles, California 90013

1-800-927-4357

213-897-8921 (if calling from within the Los Angeles area)

1-800-482-4833 (TDD Number)

Written correspondence is preferable so that a record of your inquiry    can be    maintained. When contacting your agent, company or the Bureau of Insurance, have your Policy Number available.

ATTACH THIS NOTICE TO YOUR POLICY

This notice is for information only and does not become a part or condition of the attached document.

SDM-705 (Ed. 11/08)

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FI75 10 (Ed. 11/16)

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS		Bond No. FS 5544619 14 00
Item 1.	Name of Insured (herein called Insured):	The Charles Schwab Family Of Funds
and Laudus Funds

	Principal Address:	211 Main Street
San Francisco, CA 94104
Item 2.	Bond Period: from 12:01 a.m. on 06/30/2018 to 06/30/2019 12:01 a.m. the effective date of the termination or cancellation of this Bond, standard time at the Principal Address as to each of said dates.
Item 3.	Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to
		Limit of Liability		Deductible

Insuring Agreement (A)-Fidelity		$25,000,000		$100,000

Insuring Agreement (B)-On P remises		$25,000,000		$100,000

Insuring Agreement (C)-In Transit		$25,000,000		$100,000

Insuring Agreement (D)-Forgery or Alteration		$25,000,000		$100,000

Insuring Agreement (E)-Securities		$25,000,000		$100,000

Insuring Agreement (F)-Counterfeit Currency		$25,000,000		$100,000

Insuring Agreement (G)-Stop Payment		$100,000		$5,000

Insuring Agreement (H)-Uncollectible Items of Deposit		$100,000		$5,000

Insuring Agreement (I)-Audit Expense		$100,000		$5,000

Insuring Agreement (J)-Telefacsimile Transmissions		$25,000,000		$100,000

Insuring Agreement (K)-Unauthorized Signatures		$100,000		$5,000

Optional Insuring Agreements and Coverages

Insuring Agreement (L)-Computer Systems		$25,000,000		$100,000

Insuring Agreement (M)-Automated P hone Systems		$25,000,000		$100,000

Insuring Agreement (N)-Fraudulent Transfer Instructions	$	Not Covered	$	N/A

FI75 10 (Ed. 11/16)	(Page 1 of 2)

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If Not Covered is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this Bond shall be deemed to be deleted therefrom.

Item 4.

Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this Bond are covered according to the terms of General Agreement A. All the Insured s offices or premises in existence at the time this Bond becomes effective are covered under this Bond except the offices or premises located as follows:

N/A

Item 5.	The liability of the Underwriter is subject to the terms of the following Riders attached hereto:
See Form FI8801
Item 6.	The Insured by the acceptance of this Bond gives to the Underwriter terminating or cancelling prior Bond(s) or Policy(ies) No.(s) FS 5544619 13 such termination or cancellation to be effective as of the time this Bond becomes effective.

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FI 75 11 (Ed. 08/15)

INVESTMENT COMPANY BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this Bond, agrees with the Insured, in accordance with Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

FIDELITY

(A)

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and

(b)

to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

ON PREMISES

(B)

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1)

Loss of or damage to furnishings, fixtures, stationary, supplies or equipment, within any of the Insured’s offices covered under this Bond caused by Larceny or theft in, or by burglary, robbery or hold-up of such office, or attempt thereat, or by vandalism or malicious mis-chief; or

(2)	loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of such office or attempt thereat.

IN TRANSIT

(C)

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

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FORGERY OR ALTERATION

(D)

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stock-broker but which instructions, advices or applications either bear the forged signature or Endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this Bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such Endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

SECURITIES

(E)	Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any

Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)

through the Insured’s having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a)	counterfeited, or

(b)

forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c)	raised or otherwise altered, or lost, or stolen, or

(2)

through the Insured’s having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, Endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (D) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary

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course of business, transferable by delivery of such agreements with any necessary Endorsement or assignment.

The word “counterfeited” as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

COUNTERFEIT CURRENCY

(F)

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

STOP PAYMENT

(G)	Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured, or any Authorized Representative of such customer, shareholder or Subscriber.

UNCOLLECTIBLE ITEMS OF DEPOSIT

(H)

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s or subscriber’s account based upon Uncollectible items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account: or loss resulting from any item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by a Great American Insurance Company of Cincinnati, OH for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s) the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

AUDIT EXPENSE

(I)

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

TELEFACSIMILE TRANSMISSIONS

(J)

Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or

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acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

(1)

bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

(2)

fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instructions are transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

“Telefacsimile” means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

UNAUTHORIZED SIGNATURES

(K)

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer’s account which bears the signature or Endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured’s right to recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

GENERAL AGREEMENTS

(A)	ADDITIONAL OFFICES OR EMPLOYEES- CONSOLIDATION OR MERGER-NOTICE

(1)

If the Insured shall, while this Bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

(2)

If an Investment Company, named as Insured herein, shall, while this Bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

WARRANTY

(B)

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

COURT COSTS AND ATTORNEYS’ FEES

(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this Bond)

(C)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the lnsured’s liability or alleged liability on account

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of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this Bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1)	an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2)	an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3)	in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s selection.

In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the Insured’s liability or alleged liability is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, the liability of the Underwriter under this General Agreement is limited to that percentage of litigation expense determined by pro ration of the Bond limit of liability to the amount claimed, after the application of any deductible. This litigation expense will be in addition to the Limit of Liability for the applicable Insuring Agreement.

FORMER EMPLOYEE

(D)

Acts of Employee, as defined in this Bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured’s employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND

GENERAL AGREEMENTS ARE SUBJECT TO

THE FOLLOWING CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this Bond, shall have the respective meanings stated in this Section:

(a)	Employee means:

(1)	any of the Insured’s officers, partners, or employees, and

(2)

any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets of capital stock of such predecessor, and

(3)

attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4)	guest students pursuing their studies or duties in any of the Insured’s offices, and

(5)

directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or

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appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6)

any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7)

each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

(8)	those persons so designated in section 15, Central Handling of Securities, and

(9)	any officer, partner or Employee of

(a)	an investment advisor,

(b)	an underwriter (distributor),

(c)	a transfer agent or shareholder accounting record-keeper, or

(d)

an administrator authorized by written agreement to keep financial and/or other required records, for an Investment Company, named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured, or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and (7) of Section 1 (a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond, excepting, however, the last paragraph of Section 13. Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b)

Property means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, Bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance Policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such Policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such Instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merge with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c)	Forgery means the signing of the name of another with the intent to deceive; it does not include the signing of one’s own name with or without authority, in any capacity, or for any purpose.

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(d)	Larceny and Embezzlement as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e)	Items of Deposit means any one or more checks and drafts.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a)	loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (D), (E) or (F).

(b)

loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C) and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)

loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d)

loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e)

loss resulting from the complete or partial nonpayment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f)	loss resulting from any violation by the Insured or by any Employee

(1)

of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2)	of any rule or regulation made pursuant to any such law.

unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)

loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured’s contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s service, and then this Bond shall cover only such excess.

(h)	potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except as included under Insuring Agreement (I).

(i)	all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this Bond.

(j)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger

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provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k)

all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond unless such indemnity is provided for under Insuring Agreement (I).

(l)

loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawer bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)

any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This Bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this Bond, as aforesaid, and upon payment to the insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this Bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or Bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, and this shall apply not- withstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this Bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a)	becomes aware of facts, or

(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the Bond has been or will be incurred even though the exact amount or details of loss may not be then known.

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SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this Bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured can- not agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this Bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this Bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the

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Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9.	NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this Bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this Bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to all loss resulting form

(a)	any one act of burglary, robbery or hold-up, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b)	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c)	all wrongful acts, other than those specified in

(a)	above, of any one person shall be deemed to be one loss, or

(d)

all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e)	any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PRO- VIDED clause of Section 9 of this Bond which is recoverable or recovered in whole or in part under any other Bonds or Policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this Bond and under other Bonds or Policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other Bonds, or Policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this Bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this Bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, Non-Reduction And Nonaccumulation Of Liability And Total Liability, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the insured, other than from any Bond or Policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible

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Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this Bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed as short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a)

as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

(b)

as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this Bond as to such Employee, or

(c)

as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this Bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge of information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this Bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this Bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this Bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period of time shall terminate immediately;

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(a)

on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this Bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b)

upon takeover of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words “Employee” and “Employees” shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any Bond or Policy if insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured’s share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporation shall use their best judgment in apportioning the amount(s) recoverable or recovered under any Bond or Policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This Bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured’s rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

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SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a)

the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them.

(b)

the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c)	the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d)

knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purpose of Section 4 and Section 13 of this Bond constitute knowledge or discovery by all the Insured, and

(e)	if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured’s obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of

1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c)	the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or Policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this Bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This Bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written Endorsement issued to form a part hereof over the signature of the Underwriter’s Authorized Representative. When a Bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

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FI 88 01 (Ed. 10 11)

FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

Form No. / Edition		Date Added * or Date Deleted	Form Description	Rider No. (if applicable)
FI7510	11-16		Investment Company Bond Dec Page
FI7511	08-15		Investment Company Bond Insuring Agreements
SRF9808	08-95		Rider - Amend Insuring Agreement (F) Counterfeit Currency	1
SRF9808	08-95		Rider - Amend Section 13, Termination	2
SRF9808	08-95		Rider - Amend Discovery	3
SRF9808	08-95		Rider	4
FI7337	08-15		California Premium Rider/Endorsement	5
FI7342	08-15		Quota Share Rider	6
FI7343	08-15		Joint Insured List	7
FI7502	08-15		Amended Insuring Agreement (A) Fidelity	8
FI7504	08-15		Newly Created Investment Companies	9
FI7506	08-15		Insuring Agreement (L) Computer Systems	10
FI7507	08-15		Insuring Agreement (M) Automated Phone Systems	11
FI7340	08-15		Economic And Trade Sanctions Clause
FI7341	04-17		In-Witness Clause
* If not at inception

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RIDER NO. 1

To be attached to and form part of Investment Company Bond No. FS 5544619 14 00

In favor of The Charles Schwab Family Of Funds and Laudus Funds

Amend Insuring Agreement (F) Counterfeit Currency

1. Insuring Agreement (F) Counterfeit Currency, is hereby amended by deleting the words; “of the United States of American or Canada”, and substituting “of any country in the world.

2. This Rider shall become effective as of 06/30/2018 standard time.

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RIDER NO. 2

To be attached to and form part of Investment Company Bond No. FS 5544619 14 00

In favor of The Charles Schwab Family Of Funds and Laudus Funds

Amend Section 13, Termination

It is agreed that:

1. Sub-section (b) of Section 13. TERMINATION, is deleted in its entirety, and the following is substituted in lieu thereof:

Upon the detection by any Insured that such Employee has committed any dishonest or fraudulent act(s) or theft. The Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within ninety-six (96) hours of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft, or”

For purposes of this section, detection occurs when any partner, officer, or supervisory Employee of any Insured, who is not in collusion with such (detected) Employee, becomes aware that the (detected) Employee has committed any dishonest or fraudulent act(s) or theft.

This Bond shall terminate as to any Employee by written notice to each Insured and to the Securities and Exchange Commission from the Underwriter of not less than ninety (90) days prior to the effective date of termination specified in such notice.

2. This rider shall become effective as of 12:01 a.m. on 06/30/2018 standard time.

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RIDER NO. 3

To be attached to and form part of Investment Company Bond No. FS 5544619 14 00

In favor of The Charles Schwab Family Of Funds and Laudus Funds

Amend Discovery

It is agreed that:

1.     SECTION 4. is deleted in its entirety and replaced with the following:

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Risk Management Department, and/or General Counsel and/or Internal Audit Department shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Risk Management Department, and/or General Counsel and/or Internal Audit Department

(a)	becomes aware of facts, or

(b)

receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

2. This rider shall become effective as of 12:01 a.m. on 06/30/2018 standard time.

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RIDER NO. 4

To be attached to and form part of Investment Company Bond No. FS 5544619 14 00

In favor of The Charles Schwab Family Of Funds and Laudus Funds

1.	Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the Insurance but only as respects coverage on Certificated Securities; Section 15:

SECURITIES

DEPOSITORY	LOCATION COVERED

All systems utilized by the Insured	All Locations utilized by the Insured

2.

Certificate Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Depository.

3

The attached Bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Company indemnifies the Insured for a loss covered hereunder, the Insured will assign the rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has cause of action, to the Company.

4.

If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Company based upon the assignment set forth in part 3. above and Insured actually pays such assessment, then the Company will reimburse the Insured for the amount of the assessment but not exceeding the amount of the loss payment by the Company.

5.	This rider shall become effective as of 12:01 a.m. on 06/30/2018 standard time.

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FI 73 37 (Ed. 08/15)

RIDER/ENDORSEMENT NO. 5

CALIFORNIA PREMIUM RIDER/ENDORSEMENT

To be attached to and form part of INVESTMENT COMPANY BOND

Bond/Policy No.	FS 5544619 14 00

In favor of	The Charles Schwab Family Of Funds and Laudus Funds

It is agreed that:

1.

In compliance with the ruling of the Commission of Insurance of the State of California and the opinion of the Attorney General of that State requiring that the premium for all Bonds or Policies be endorsed thereon, the basic premium charged for the attached bond/policy for the Bond/Policy Period:

From:	06/30/2018

To:	06/30/2019

Is:	Fifty Five Thousand Six Hundred Eighty Two and 00/100 Dollars ($55,682)

2.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond/policy other than as stated herein.

3.	This Rider/Endorsement shall become effective as of 12:01 a.m. on 06/30/2018 standard time.

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FI 73 42 (Ed. 08/15)

RIDER NO. 6

QUOTA-SHARE RIDER

To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. Standard Great American Investment Company Bond

Bond No.:    FS 5544619 14 00

In favor of:   The Charles Schwab Family Of Funds

and Laudus Funds

Issued by    Great American Insurance Company (hereinafter called Controlling Company)

It is agreed that:

1.	The term “Underwriter” as used in the attached bond shall be construed to mean, unless otherwise specified in this Rider, all the Companies executing the attached bond.

2.

Each of said Companies shall be liable only for such proportion of any Single Loss under the attached bond as the amount underwritten by such Company, as specified in the Schedule forming a part hereof, bears to the Aggregate Limit of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3.	In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all of said Companies.

4.

In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.

The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee or Insured, and any notice so given shall terminate or cancel the liability of all of said Companies as an entirety or as to such Employee or Insured, as the case may be.

6.

Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee or Insured.

7.

In the absence of a request from any of said Companies that notice of termination or cancelation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancelation to such other Company, and shall send copy of such notice to the Controlling Company.

8.

If the attached bond be terminated or canceled as an entirety as herein provided or in any other manner, there shall be no liability under the attached bond for any loss unless discovered prior to the expiration of that period after 12:01

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a.m. on the effective date of such termination or cancelation which equals the period fixed in the attached bond for the discovery of loss after such termination or cancelation. If, prior to the termination or cancelation of the attached bond as an entirety, the attached bond be terminated or canceled as herein provided as to any Company, there shall be no liability under the attached bond on the part of such Company for any loss unless discovered prior to the expiration of that period after 12:01 a.m. on the effective date of such termination or cancelation which equals the period fixed in the attached bond for the discovery of loss after the termination of the attached bond as an entirety.

9.

In the event of the termination or cancelation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

10.

In the event of the termination or cancelation of the attached bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancelation. The termination or cancelation of the attached bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached bond.

11.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

12.	This Rider shall become effective as of 12:01 a.m. on 06/30/2018 standard time.

SCHEDULE

Underwritten for a 60.0% share up to a maximum	Great American Insurance Company
Single Loss Limit of $15,000,000	(Controlling Company)

By:
Authorized Representative

Underwritten for a 40.0% share up to a maximum	Chubb
Single Loss Limit of $10,000,000

By:
Authorized Representative

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FI 73 43 (Ed. 08/15)

RIDER NO. 7

JOINT INSURED LIST

To be attached to and form part of INVESTMENT COMPANY BOND,

Bond No.    FS 5544619 14 00

In favor of   The Charles Schwab Family Of Funds

 and Laudus Funds

It is agreed that:

1.	At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Schwab Target 2060 Fund

Schwab Target 2010 Index Fund

Schwab Target 2055 Index Fund

Schwab Target 2015 Index Fund

Schwab Target 2060 Index Fund

Schwab U.S. Large-Cap Value Index Fund

Schwab U.S. Mid-Cap Index Fund

Schwab MarketTrack Growth Portfolio II

Schwab Target 2050 Index Fund

Schwab U.S. Large-Cap Growth Index Fund

Schwab Target 2045 Index Fund

Schwab Monthly Income Fund - Maximum Payout

Schwab Monthly Income Fund - Moderate Payout

Schwab Target 2035 Index Fund

Schwab Target 2010 Fund

Schwab U.S. Treasury Money Fund - Investor

Shares Schwab Target 2040 Index Fund

Schwab Target 2020 Index Fund

Schwab VIT Balanced Portfolio

Laudus Small-Cap MarketMasters Fund - Investor Shares

Schwab Target 2055 Fund

Schwab Target 2025 Index Fund

Laudus Mondrian International Government Fixed Income Fund

Schwab Government Money Market Portfolio

Schwab Monthly Income Fund - Enhanced Payout

Schwab Target 2030 Index Fund

Schwab Target 2015 Fund Schwab Target 2050 Fund

Laudus Small-Cap MarketMasters Fund - Select Shares

Laudus Mondrian International Equity Fund

Schwab Target 2045 Fund

Schwab Fundamental Global Real Estate Index Fund

Schwab VIT Balanced with Growth Portfolio

Schwab VIT Growth Portfolio

Schwab Retirement Advantage Money Fund

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Schwab MarketTrack Conservative Portfolio

Schwab GNMA Fund

Schwab Hedged Equity Fund

Schwab Large-Cap Growth Fund

Schwab Global Real Estate Fund

Schwab Intermediate-Term Bond Fund

Laudus Mondrian Emerging Markets Fund

Schwab S&P 500 Index Portfolio

Schwab Balanced Fund

Schwab New York Municipal Money Fund - Investor Shares

Schwab California Tax-Free Bond Fund

Schwab Short-Term Bond Index Fund

Schwab Target 2035 Fund

Laudus International MarketMasters Fund - Investor Shares

Schwab Investor Money Fund

Schwab MarketTrack Balanced Portfolio

Schwab Target 2025 Fund

Schwab Target 2020 Fund

Schwab Fundamental Emerging Markets Large Company Index Fund

Schwab Treasury Inflation Protected Securities Index Fund

Schwab Tax-Free Bond Fund

Schwab Small-Cap Equity Fund

Schwab Treasury Obligations Money Fund - Sweep Shares

Schwab AMT Tax-Free Money Fund - Investor Shares

Schwab MarketTrack All Equity Portfolio

Schwab MarketTrack Growth Portfolio

Schwab Fundamental International Small Company Index Fund

Schwab Health Care Fund

Schwab Retirement Government Money Fund

Schwab Target 2030 Fund

Schwab Target 2040 Fund

Schwab Municipal Money Fund - Investor Shares

Schwab New York Municipal Money Fund - Sweep Shares

Laudus International MarketMasters Fund - Select Shares

Schwab Variable Share Price Money Fund - Ultra Shares

Schwab International Core Equity Fund

Schwab Government Money Fund - Investor Shares

Schwab Dividend Equity Fund

Schwab Fundamental International Large Company Index Fund

Schwab U.S. Aggregate Bond Index Fund

Schwab Fundamental US Small Company Index Fund

Schwab California Municipal Money Fund - Investor Shares

Laudus U.S. Large Cap Growth Fund

Schwab AMT Tax-Free Money Fund - Sweep Shares

Schwab Core Equity Fund

Schwab Advisor Cash Reserves - Sweep Shares

Schwab Treasury Obligations Money Fund - Investor Shares

Schwab Small-Cap Index Fund

Schwab California Municipal Money Fund - Sweep Shares

Schwab International Index Fund

Schwab Fundamental US Large Company Index Fund

Schwab Money Market Fund

Schwab Total Stock Market Index Fund

Schwab Municipal Money Fund - Ultra Shares

Schwab Municipal Money Fund - Sweep Shares

Schwab 1000 Index Fund

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Schwab Advisor Cash Reserves - Premier Sweep Shares

Schwab Value Advantage Money Fund - Ultra Shares

Schwab U.S. Treasury Money Fund

Schwab Value Advantage Money Fund - Investor Shares

Schwab Government Money Fund - Sweep Shares

Schwab Cash Reserves

Schwab S&P 500 Index Fund

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 06/30/2018 standard time.

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FI 75 02 (Ed. 08/15)

RIDER NO. 8

AMENDED INSURING AGREEMENT (A) FIDELITY

To be attached to and form part of INVESTMENT COMPANY BOND,

Bond No.    FS 5544619 14 00

In favor of    The Charles Schwab Family Of Funds

and Laudus Funds

It is agreed that:

1.	Insuring Agreement (A) - Fidelity is amended by deleting the word “manifest” from Paragraph 2, Line 4.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 06/30/2018 standard time.

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FI 75 04 (Ed. 08/15)

RIDER NO. 9

NEWLY CREATED INVESTMENT COMPANIES

To be attached to and form part of INVESTMENT COMPANY BOND,

Bond No.	FS 5544619 14 00

In favor of	The Charles Schwab Family Of Funds and Laudus Funds

It is agreed that:

1.

Item 1. Named of Insured on the Declarations Page shall include any existing Investment Company or portfolios which are not listed under the Joint Insured Rider of the attached bond. It shall also include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter, following the end of the Bond Period, a list of all newly created portfolios and copies of any prospectuses and statements of additional information relating to such newly created Investment Companies or portfolios unless said prospectus and statements of additional information have been previously submitted.

Following the end of the Bond Period, any newly created Investment Company or portfolio created during the Bond Period, will continue to be an Insured only if the Underwriter is notified as set forth in the above paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such newly created Investment Company or portfolio to the bond by a Rider of this bond.

2.	It is further agreed that the following definition is added to Conditions and Limitations - Section 1 . Definitions:

(g)	Newly created Investment Company or portfolio shall mean any Investment Company or portfolio for which registration with the SEC has been declared.

3.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

4.	This Rider shall become effective as of 12:01 a.m. on 06/30/2018 standard time.

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FI 75 06 (Ed. 08/15)

RIDER NO. 10

INSURING AGREEMENT (L) COMPUTER SYSTEMS

To be attached to and form part of INVESTMENT COMPANY BOND,

Bond No.	FS 5544619 14 00

In favor of	The Charles Schwab Family Of Funds and Laudus Funds

It is agreed that:

1.	The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows:

INSURING AGREEMENT (L) - COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	entry of data into, or

(2)	change of data elements or programs within a Computer System; provided that fraudulent entry or change causes

(a)	Property to be transferred paid or delivered,

(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c)	an unauthorized account or a fictitious account to be debited or credited;

(3)

voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone; and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

(a)	cause the Insured or its agent(s) to sustain a loss, and

(b)	obtain financial benefit for that individual or for other persons intended by that individual to receive a financial benefit,

(c)	and further provided such voice instructions or advices:

(i)	were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

(ii)	were electronically recorded by the Insured or its agent(s).

(4)

It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is

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available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

Any System Utilized by the Insured

2.	As used in this Rider, Computer System means:

(a)	computers with related peripheral components, including storage components, wherever located,

(b)	systems and applications software,

(c)	terminal devices,

(d)	related communication networks or customer communication systems, and

(e)	related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3.	In addition to the Exclusions in the attached bond, the following Exclusions are applicable to this Insuring Agreement:

(a)	loss resulting directly or indirectly from the theft of confidential information, material or data: and

(b)

loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured’s Computer System.

4.	The following portions of the attached bond are not applicable to this Rider:

(a)	the initial paragraph of the bond preceding the Insuring Agreements which reads “...at any time but discovered during the Bond Period.”

(b)	Conditions and Limitations - Section 9. Non-Reduction and Non-Accumulation of Liability and Total Liability

(c)	Conditions and Limitations - Section 10. Limit of Liability

5.	The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6.

All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.	The Limit of Liability for the coverage provided by this Rider shall be $ 25,000,000.

8.

The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $ 100,000. (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

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9.

If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10.

Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or cancelled without canceling the bond as an entirety:

(a)	90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b)	immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured.

11.	Conditions and Limitations - Section 4. Loss-Notice-Proof-Legal Proceedings is amended by adding the following sentence:

Proof of loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices.

12.

Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate policy.

13.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

14.	This Rider shall become effective as of 12:01 a.m. on 06/30/2018 standard time.

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FI 75 07 (Ed. 08/15)

RIDER NO. 11

INSURING AGREEMENT (M) AUTOMATED PHONE SYSTEMS

To be attached to and form part of INVESTMENT COMPANY BOND,

Bond No.	FS 5544619 14 00

In favor of	The Charles Schwab Family Of Funds and Laudus Funds

It is agreed that:

1.	The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows:

INSURING AGREEMENT (M) AUTOMATED P HONE SYSTEMS

Loss caused by an Automated Phone System (“APS”) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all APS Designated Procedures with respect to APS Transaction. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the bond.

1.	Definitions: The following terms as used in this Insuring Agreement shall have the following meanings:

(a)	“APS Transaction” means any APS Redemption, APS Exchange or APS Election.

(b)

“APS Redemption” means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

(c)

“APS Election” means any election concerning dividend options available to Fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

(d)

“APS Exchange” means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

(e)	“APS Designated Procedures” means all of the following procedures:

(1)

Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by Official Designation to permit such APS Redemption.

(2)

Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of telephone keypad in the course of such a request, and the records shall be retained for at least six months.

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(a)	Information contained in the records shall be capable of being retrieved through the following methods: audio tape and or transactions stored on computer disks

(b)

Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no loss than 85 percent.

(3)

Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before executing that APS Transaction by requiring the entry by the caller of a confidential personal identification number (“PIN”)

(a)

Limited Attempts to Enter PIN: IF the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four hour day) to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative.

(4)

Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured’s next regular processing cycle, but in no event later than five business days following such APS Transaction.

(5)	Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

N/A

2.	Exclusions: It is further understood and agreed that this extension shall not cover:

(a)	Any loss covered under Insuring Agreement (A) Fidelity, of this bond;

(1)	The redemption of shares, where the proceeds of such redemption are made payable to other-than

(i)	the shareholder of record, or

(ii)	a person officially Designated to receive redemption proceeds, or

(iii)	a bank account officially Designated to receive redemption proceeds, or

(2)	The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

(i)	designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty(30) days prior to such redemption, or

(ii)	officially Designated, or

(iii)	verified by any other procedures which may be stated below in this Rider, or

(3)	The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder’s officially Designated bank account, or

(4)	the Intentional failure to adhere to one or more APS Designated Procedures.

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2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 06/30/2018 standard time.

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FI 73 40 (Ed. 08/15)

THIS RIDER CHANGES YOUR BOND. PLEASE READ IT CAREFULLY.

ECONOMIC AND TRADE SANCTIONS CLAUSE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance.

FI 73 40 (Ed. 08/15)

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FI73 41 (Ed. 04/17)

In Witness Clause

In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.

PRESIDENT	SECRETARY

FI73 41 (Ed. 04/17)	Copyright Great American Insurance Co., 2009

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AMENDED 06/30/2018	087334

FI 70 12 (Ed. 05 12)

Bond No.	FS 5544619 14 02
Effective Date of Change 06/30/2018

BOND CHANGES

NAMED INSURED Schwab Family of Funds and
Laudus Funds
AND ADDRESS:	211 Main Street
San Francisco, CA 94104

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.	AGENT’S NAME AND ADDRESS: Aon Risk Services Northeast Inc 165 Broadway One Liberty Plaza, Suite 3201 New York, NY 10006

Insurance is afforded by the Company named below, a Capital Stock Corporation: Great American Insurance Company

BOND PERIOD:	From 06/30/2018	To	06/30/2019
12:01 A.M. Standard Time at the address of the Named Insured

The First Named Insured is amended to read: Schwab Family of Funds and Laudus Funds

FORMS AND RIDERS hereby added: FI7012 05-12
FORMS AND RIDERS hereby amended:
FORMS AND RIDERS hereby deleted:

FI 70 12 (Ed. 05/12)	(Page 1 of 1)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington DC 20005

INVESTMENT COMPANY BLANKET BOND

(EXCESS)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1.	Name of Insured (the “Insured”)	Bond Number
	Schwab Family of Funds and Laudus Funds	98291118B

	Principal Office:	Mailing Address:
	211 Main Street	c/o Aon Risk Insurance Services West, Inc.
	San Francisco, CA 94105	425 Market Street, 28th Floor
San Francisco, CA 94105
Item 2.

Bond Period: from 12:01 a.m. on June 30, 2018, to 12:01 a.m. on June 30, 2019, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability—

		LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT[1]
Insuring Agreement A-	FIDELITY	$25,000,000	$25,000,000
Insuring Agreement B-	ON PREMISES	$25,000,000	$25,000,000
Insuring Agreement C-	IN TRANSIT	$25,000,000	$25,000,000
Insuring Agreement D-	FORGERY OR ALTERATION	$25,000,000	$25,000,000
Insuring Agreement E-	SECURITIES	$25,000,000	$25,000,000
Insuring Agreement F-	COUNTERFEIT CURRENCY	$25,000,000	$25,000,000
Insuring Agreement J-	TELEFACSIMILE SYSTEMS	$25,000,000	$25,000,000
Insuring Agreement L-	COMPUTER SECURITY	$25,000,000	$25,000,000
Insuring Agreement M-	AUTOMATED PHONE SYSTEMS	$25,000,000	$25,000,000
Insuring Agreement N	FRAUDULENT TRANSFER INSTRUCTIONS	Not Covered	Not Applicable

1Plus the applicable deductible of the Primary Bond

Item 4.	PRIMARY BOND—Great American Insurance Company Bond No. FS 5544619 14 00
Item 5.	The liability of ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”) is subject to the terms of the following Riders attached hereto:

Riders: 1-2

and of all Riders applicable to this bond issued during the Bond Period.

By:	/S/ Swenitha Nalli	By:	/S/ Catherine Dalton
	Authorized Representative		Authorized Representative

Bond (10/15)

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (“Underwriter”), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the Primary Bond but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

a.     Any coverage exceptions specified by riders attached to this bond;

b.     The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations; and

c.     The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A.	CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the Primary Bond is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B.	LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured’s proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys’

fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a.

Deductible Amount means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any Underlying Bond(s), including the insolvency or dissolution of any Insurer providing coverage under any Underlying Bond(s).

b.	Primary Bond means the bond scheduled in ITEM 4. of the Declarations or any bond that may replace or substitute for such bond.

c.	Single Loss means:

(1)	all loss resulting from any one actual or attempted theft committed by one person, or

(2)	all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or

(3)	all loss caused by dishonest or fraudulent acts committed by one person, or

(4)	all expenses incurred with respect to any one audit or examination, or

(5)	all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d.	Underlying Bond means the Primary Bond and all other insurance coverage referred to in ITEM 4. of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter’s liability for each Single Loss shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)	becomes aware of facts, or

(2)

receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall:

a.	submit to examination by the Underwriter and subscribe to the same under oath, and

b.	produce for the Underwriter’s examination all pertinent records, and

c.	cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the Primary Bond) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the Primary Bond) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the Primary Bond or from any other bond, suretyship or insurance policy), shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other agreements, provisions, conditions and limitations of this bond.

SECTION 10. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

(EXCESS BOND)

RIDER NO. 1

INSURED		BOND NUMBER
Schwab Family of Funds and Laudus Funds		98291118B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
June 30, 2018	June 30, 2018 to June 30, 2019	/S/ Swenitha Nalli

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers may be partially reimbursed by the United States Government for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” may be partially reimbursed by the United Sates government under a formula established by the Act. Under this formula, the United States government would generally reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual’s “insured losses” in excess of ICI Mutual’s “insurer deductible” until total “insured losses” of all participating insurers reach $100 billion (the “Cap on Annual Liability”). If total “insured losses” of all property and casualty insurers reach the Cap on Annual Liability in any one calendar year, the Act limits U.S. Government reimbursement and provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this Bond may be reduced as a result.

This Bond has no express exclusion for “acts of terrorism.” However, coverage under this Bond remains subject to all applicable terms, conditions, and limitations of the Bond (including exclusions) that are permissible under the Act.

The portion of the premium that is attributable to any coverage potentially available under the Bond for “acts of terrorism” is one percent (1%) and does not include any charges for the portion of loss that may be covered by the U.S. Government under the Act

As used herein, “Federal Share of Compensation” shall mean 85% in calendar year 2015 and shall be reduced by 1% per calendar year until equal to 80%.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RX0053.1-00 (07/18) sp

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

(EXCESS BOND)

RIDER NO. 2

INSURED		BOND NUMBER
Schwab Family of Funds and Laudus Funds		98291118B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
June 30, 2018	June 30, 2018 to June 30, 2019	/S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that General Agreements B of this Bond is deleted in its entirety and replaced with the following:

B.        NOTICE

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RXM0001.0-00-291 (06/13)

555 Mission Street, Suite 200, San Francisco, CA 94105

December 27, 2018

Lawrence Bowlus

Associate Director

AON RISK INS. SERVICES WEST, INC.

425 MARKET STREET

STE 2800

SAN FRANCISCO, CA 94105

Re:	Schwab Family of Funds and Laudus Funds
Excess Products
Policy Number 596347584
Expiration Date: 06/30/2019

Dear	Mr. Bowlus,

We are pleased to enclose Policy Number 596347584 for Schwab Family of Funds and Laudus Funds. We trust that this policy meets with the specifications outlined in our quotation (number 6195527601). Please review it carefully to confirm this. Should you detect any problem, please contact me as soon as possible.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

We appreciate the opportunity to do business with Schwab Family of Funds and Laudus Funds and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Lindsay Curran

Underwriting Specialist

(415) 932-7119

lindsay.curran@cna.com

555 Mission Street, Suite 200, San Francisco, CA 94105

DECLARATIONS

EXCESS INSURANCE POLICY

ACCOUNT NUMBER	232816
COVERAGE PROVIDED BY (hereafter Insurer)	Continental Casualty Company
POLICY NUMBER	596347584
Item 1: NAMED ENTITY AND PRINCIPAL ADDRESS	PRODUCER
Schwab Family of Funds and Laudus Funds 211 Main Street San Francisco, CA 94105	AON RISK INS. SERVICES WEST, INC. 425 MARKET STREET STE 2800 SAN FRANCISCO, CA 94105
Attn:	Lawrence Bowlus

Item 2.	Policy Period:	6/30/2018 To 6/30/2019		Item 3. Limit of Liability
		12:01 a.m. Standard Time at the Principal Address stated in Item 1.		$15,000,000 maximum aggregate Limit of Liability under the Policy

Item 4.	Schedule of Underlying Insurance:
A. Followed Policy

	Name of Carrier		Policy No	Limits	Ded/Ret Amount

	Great American Insurance Company		5544619 14 00	$25,000,000	$100,000

	B. Underlying Excess Policies:		*** SEE ATTACHED SCHEDULE ***

Item 5.	Policy Premium	$35,973 part of $47,963

Item 6.	Notices of Claims:			All other Notices:
CNA – Claims Reporting
	P.O Box 8317			Open Brokerage Global Specialty Lines
	Chicago, IL 60680-8317			CNA Insurance Company
	Email address: SpecialtyNewLoss@cna.com			125 Broad Street – 8th Floor
	Fax Number: 866-773-7504			New York, NY 10004

Item 7.	Endorsements forming a part of this Policy at inception:
	GSL-19556-XXC	2010-04-01	Rider
	CNA-78377-XX	2014-03-01	Amend Named Entity Endorsement

These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached thereto shall constitute the contract between the Insureds and the Insurer.

Authorized Representative:	Date: December 27, 2018

1
G-22076-B(c) (ED. 06-10)	© CNA All Rights Reserved.

555 Mission Street, Suite 200, San Francisco, CA 94105

UNDERLYING EXCESS POLICY SCHEDULE

Name of Carrier	Policy No.	Limits	Excess of

ICI Mutual Insurance Company	98291113B	$25,000,000	$25,000,000

2
G-22076-B(c) (ED. 06-10)	© CNA All Rights Reserved.

EXCESS INSURANCE POLICY

Words defined in the Followed Policy have the same meaning in this Policy even if not defined herein. In consideration of the payment of the premium and in reliance upon the applications submitted to the Insurer or any insurer of the Underlying Insurance, and any other material submitted in connection with such applications (all of which are deemed attached hereto and made a part hereof) the Insurer and the Insureds agree as follows:

I.	FOLLOW FORM EXCESS COVERAGE

The Insurer shall provide coverage in accordance with all of the terms, conditions and limitations (including, but not limited to the exclusions and notice requirements) of the policy scheduled in Item 4.A. of the Declarations (hereafter “Followed Policy”) except as otherwise set forth herein. Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4. of the Declarations (hereafter “Underlying Insurance”) by or on behalf of the insurers of such Underlying Insurance, or by or on behalf of the Insureds. The risk of uncollectibility of any Underlying Insurance (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not insured by or assumed by the Insurer.

II.	LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of claims made against the Insureds or the time of payment and regardless of whether or not an extended reporting period applies. If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer’s obligations under this Policy shall be deemed completely fulfilled and extinguished.

III.	CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS

If, subsequent to the inception date of this Policy, there is a change to any Underlying Insurance which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy. If any loss under any Underlying Insurance is subject to a sub-limit, then this Policy provides no coverage excess of such Underlying Insurance sub-limit, but the Underlying Insurance shall be deemed depleted by payment of any such sub-limit.

IV.	INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the Followed Policy and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy or any Underlying Insurance, even if the Underlying Insurance has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer’s position or rights of recovery.

V.	NOTICES

Where notice is permitted or required by the Followed Policy, the Insureds have the same rights and obligations to notify the Insurer under this Policy, except that such notice shall be given to the Insurer at the applicable address specified in Item 6. of the Declarations.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations:

Chairman	Secretary

G-22075-B (Ed. 06-10)	- 1 - © CNA All Rights Reserved.

RIDER

In consideration of the premium paid, it is agreed that

1.	The term “Insurer” as used in the attached bond shall be construed to mean, unless otherwise specified in this Rider, all the Companies executing the attached bond.

2.

Each of said Companies shall be liable only for such proportion of each Loss under the attached bond as the amount underwritten by such Company as specified in the Schedule set forth below, bears to the Aggregate Limit of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3.	In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all of said Companies.

4.

In the absence of a request from any of said Companies that notice of claim and proof of Loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of Loss and the filing of proof of Loss, if given and filed in accordance with said conditions.

5.

The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all of said Companies as an entirety or as to such Employee, as the case may be.

6.

Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.

7.

In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

8.

In the event of the termination or cancellation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

9.

In the event of the termination or cancellation of the attached bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached bond.

SCHEDULE PAGE FOLLOWS:

GSL19556XXC (4-10)	Policy No:	596347584
Page 1	Endorsement No:	1
Continental Casualty Company	Effective Date:	06/30/2018
Insured Name: Schwab Family of Funds and Laudus Funds
© CNA All Rights Reserved.

Underwritten for the sum of $15,000,000 part of $20,000,000 except as follows:	Controlling Company Continental Insurance Company By: Robert McGann Attest:
Underwritten for the sum of $5,000,000 part of $20,000,000 except as follows:	Company Great American Insurance Company
Underwritten for the sum of $ except as follows:	By:
Underwritten for the sum of $ except as follows:	Attest:
Underwritten for the sum of $ except as follows:	Company
Underwritten for the sum of $ except as follows:	By:
Underwritten for the sum of $ except as follows:	Attest:

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

GSL19556XXC (4-10)	Policy No:	596347584
Page 2	Endorsement No:	1
Continental Casualty Company	Effective Date:	06/30/2018
Insured Name: Schwab Family of Funds and Laudus Funds
© CNA All Rights Reserved.

AMEND NAMED ENTITY ENDORSEMENT

It is understood and agreed that the Named Entity listed in Item 1. of the Declarations is deleted in its entirety and is replaced with the following:

Schwab Funds Complex

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

CNA78377XX (3-14)	Policy No:	596347584
Page 1	Endorsement No:	2
Continental Casualty Company	Effective Date:	06/30/2018
Insured Name: Schwab Family of Funds and Laudus Funds
© CNA All Rights Reserved.

AON RISK INSURANCE SERVICES WEST, INC.

ATTN:    Ali Inan

425 MARKET ST. #2800

SAN FRANCISCO, CA 94105

INSURED:	CHARLES SCHWAB FAMILY OF FUNDS

PRODUCT:	DFIBond

POLICY NO:	82472878

TRANSACTION:	RENL

PREMIUM BILL

Insured:	CHARLES SCHWAB FAMILY OF FUNDS	Date: July 10, 2018

Producer:	AON RISK INSURANCE SERVICES WEST, INC.

Company:	FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE:	PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
June 30, 2018	82472878	Bond Form E		$ 29,542.00
To
June 30, 2019

17% Commission
			TOTAL	$ 29,542.00

Chubb Group of Insurance Companies	DECLARATIONS
202B Hall’s Mill Road	FINANCIAL INSTITUTION
Whitehouse Station, NJ 08889	EXCESS BOND FORM E

NAME OF ASSURED:	Bond Number: 82472878

CHARLES SCHWAB FAMILY OF FUNDS 211 MAIN STREET SAN FRANCISCO, CA 94105	FEDERAL INSURANCE COMPANY Incorporated under the laws of Indiana, a stock insurance company, herein called the COMPANY
Capital Center, 251 North Illinois, Suite 1100 Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on June 30, 2018
		to	12:01 a.m. on June 30, 2019

ITEM 2.	AGGREGATE LIMIT OF LIABILITY: $15,000,000

ITEM 3.	SINGLE LOSS LIMIT OF LIABILITY:$15,000,000

ITEM 4.	DEDUCTIBLE AMOUNT: $ 70,100,000 (primary deductible is $100,000)

ITEM 5.	PRIMARY BOND:

Insurer: Great American Insurance Company

Form and Bond No. FS 554-46-19-14-00

Limit: $15,000,000 p/o $25,000,000

Deductible: $100,000

Bond Period: 06/30/2018 to 06/30/2019

Insurer: Federal Insurance Company

Form and Bond No. 8247-2879

Limit: $ $10,000,000 p/o $25,000,000

Bond Period: 06-30-2018 to 06-30-2019

Insurer: ICI Mutual Insurance Company

Form and Bond No. 98291118B

Limit: $25,000,000 XS $25,000,000

Bond Period: 06/30/2018 to 06/30/2019

Insurer: Columbia Casualty Company

Form and Bond No. 287145797

Limit: $15,000,000 p/o $20,000,000 XS $50,000,000

Bond Period: 06/30/2018 to 06/30/2019

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 1 of 1

Insurer: Great American Insurance Company

Form and Bond No. FS 2346443 10 00

Limit: $5,000,000 p/o $20,000,000 XS $50,000,000

Bond Period: 06/30/2018 to 06/30/2019

ITEM 6.	COVERAGE EXCEPTIONS TO PRIMARY BOND:
NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: None
ITEM 7.	TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:
$45,000,000

ITEM 8.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1-7

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Secretary	President

July 10, 2018
Date	Authorized Representative

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 1 of 1

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause	Loss which would have been paid under the Primary Bond but for the fact the loss exceeds the Deductible Amount.

Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond	A.

If after the inception date of this bond the Primary Bond is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured	B.

The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend	C.

The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED’S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the Underlying Bonds. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

Excess Bond (7-92) R Form 17-02-0842 (Ed. 7-92) R	Page 1 of 5

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend (continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys’ fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY’S liability for court costs and attorneys’ fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions	1.	As used in this bond:

a.  Deductible Amount means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the Underlying Bonds, including the insolvency or dissolution of any Insurer providing coverage under any of the Underlying Bonds.

b. Primary Bond means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

c. Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the COMPANY under General Agreement C., resulting from:

(1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

(2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

(3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

(4) any one event not specified above, in c.(1), c.(2) or c.(3).

d. Underlying Bonds means the Primary Bond and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Excess Bond (7-92) Form 17-02-0842 (Ed. 7-92)	Page 2 of 5

Conditions And Limitations (continued)
Limit Of Liability Aggregate Limit Of Liability	2.

The COMPANY’S total cumulative liability for all Single Losses of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

		On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

		a.	the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

		b.

the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY’S liability for each Single Loss shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery	3.	This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

		a.	facts which may subsequently result in a loss of a type covered by this bond, or

		b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

Subrogation-Assignment- Recovery	4.

In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED’S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Excess Bond (7-92) Form 17-02-0842 (Ed. 70-2)	Page 3 of 5

Conditions And

Limitations

Subrogation-Assignment- Recovery (continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured	5.	At the COMPANY’S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

		a.	submit to examination by the COMPANY and subscribe to the same under oath, and

		b.	produce for the COMPANY’S examination all pertinent records, and

		c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	6.	This bond terminates as an entirety on the earliest occurrence of any of the following:

		a.	sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

		b.	immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

		c.	immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

		d.	immediately on the dissolution of the ASSURED, or

		e.	immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

		f.	immediately on expiration of the BOND PERIOD, or

		g.	immediately on cancellation, termination or recision of the Primary Bond.

Conformity	7.

If any limitation within this bond is prohibited by any law controlling this bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Excess Bond (7-92) Form 17-02-0842 (Ed. 7-92)	Page 4 of 5

Conditions And Limitations (continued)
Change Or Modification Of This Bond	8.

This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

Excess Bond (7-92) Form 17-02-0842 (Ed. 70-2)	Page 5 of 5

FEDERAL INSURANCE COMPANY

Endorsement No:	1

Bond Number:	82472878

NAME OF ASSURED: CHARLES SCHWAB FAMILY OF FUNDS

PREMIUM ENDORSEMENT

It is agreed that:

1.	The premium for this bond for the period June 30, 2018 to June 30, 2019 is:

Premium: Twenty Nine Thousand Five Hundred and Forty Two Dollars ($29,542.00)

2.	It is further agreed that this premium is subject to change during this period if amendments are made to this bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 10, 2018	By
Authorized Representative

Excess Bond

Form 17-02-0735 (Rev. 1-97)

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: June 30, 2018	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	2

	To be attached to and form a part of Bond No.	82472878

Issued to: CHARLES SCHWAB FAMILY OF FUNDS

PRO RATA CANCELLATION ENDORSEMENT

In consideration of the premium charged, it is agreed that, notwithstanding anything to the contrary in the policy or any endorsements thereto, in the event that this policy is cancelled, any premium refund due to the insured shall be computed on a pro rata basis. However, the refund may be less than pro rata if the insurer has made a loan to the insured for the purpose of payment of premiums for this policy.

The cancellation will be effective even if a refund has not been made or offered.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

14-02-19726 (01/2013)	Page 1

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: June 30, 2018	FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 3

To be attached to and form a part of Policy No. 82472878

Issued to: CHARLES SCHWAB FAMILY OF FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-9228 (2/2010)	Page 1

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: June 30, 2018	FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 4

To be attached to and form a part of Bond No. 82472878

Issued to: CHARLES SCHWAB FAMILY OF FUNDS

AMENDING REPRESENTATIONS MADE BY ASSURED ENDORSEMENT

In consideration of the premium charged, it is agreed that this bond is amended by deleting in its entirety General Agreement B., Representations Made By Assured, and substituting the following:

B.	The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for rescission of this bond.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

Q09-1416 (08/2009)	Page 1

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: June 30, 2018	FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 5

To be attached to and form a part of Policy No. 82472878

Issued to: CHARLES SCHWAB FAMILY OF FUNDS

AMEND DISCOVERY ENDORSEMENT

In consideration of the premium charged, it is agreed that Section 3, Discovery, of the Conditions and Limitations Section, is deleted and replaced with the following:

This bond applies only to loss first discovered by the Risk Manager of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the Risk Manager of the ASSURED being aware of:

a.	facts which a reasonable person would expect to result in a loss of a type covered by this bond,

or

b.

an actual or potential claim in which it is alleged that the ASSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

Q09-1785 (09/2013)	Page 1

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: June 30, 2018	FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 6

To be attached to and form a part of Bond No. 82472878

Issued to: CHARLES SCHWAB FAMILY OF FUNDS

AMEND TERMINATION ENDORSEMENT

In consideration of the premium charged, it is agreed that Section 6., Termination, of this Conditions and Limitations of this bond is deleted in its entirety. Provided, however, that it is understood and agreed that with respect to any cancellation or termination of this bond, coverage hereunder shall apply in conformance with the cancellation and/or termination terms and conditions of the Primary Bond. This bond is deemed to be amended to the extent necessary to effect the purpose and intent of this endorsement.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

Q08-1015 (05/2008)	Page 1

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

AON RISK INSURANCE SERVICES WEST, INC.

ATTN:    Ali Inan

425 MARKET ST. #2800

SAN FRANCISCO, CA 94105

INSURED:	SCHWAB FUNDS COMPLEX

PRODUCT:	DFIBond

POLICY NO:	82472878

TRANSACTION:	ENDT

FEDERAL INSURANCE COMPANY

Endorsement No: 8

Bond Number: 82472878

NAME OF ASSURED:    SCHWAB FUNDS COMPLEX

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Schwab Funds Complex

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 24, 2018	By
Authorized Representative

Excess Bond Form 17-02-0949 (Rev. 1-97)	Page 1

Date:	July 09, 2018

To:	Ali Inan
Aon 199 Fremont St Ste 1500
San Francisco, CA 94105

Re:	Charles Schwab Funds
47-EPF-302702-03
June 30, 2018 – June 30, 2019
Excess Follow Form Policy

Dear Ali:

Attached please find the Policy for Charles Schwab Funds This policy has been placed with Berkshire Hathaway Specialty Insurance Company (1314 Douglas Street, Suite 1400, Omaha, NE 68102-1944). Thank you for placing your business with Berkshire Hathaway Specialty Insurance. We value our relationship with Aon and look forward to working with you on future accounts.

For any claim related questions or to report a claim, please call our 24hr toll free number at 855.453.9675 or refer to the attached claims reporting sheet for fax, email and mail instructions.

If you have questions or concerns or claims, your Berkshire Hathaway Specialty team is just a phone call away.

Sincerely,

Adam Fleischner 917-960-2412 adam.fleischner@bhspecialty.com

CLAIMS REPORTING

All claims under policies underwritten by Berkshire Hathaway Specialty Insurance should be reported to our centralized Loss Processing Center. Claims will be assigned to our technical staff or to one of our preferred service providers.

Our 24-hour toll free number: 855.453.9675

Claims may be reported via email to: claimsnotice@bhspecialty.com

To report claims via mail or overnight mail refer to our website:

www.bhspecialty.com/claims

EXPECT A PERSONAL APPROACH

While technology adds speed and efficiencies, it is top-quality people that drive top-quality claims handling. That’s why we continue to grow our industry- leading claims team with the most experienced claims professionals in the business.

Moreover, at Berkshire Hathaway Specialty Insurance, our claims team makes communicating proactively with you throughout the claims process a priority. Should you face a claim, you will quickly see our response is not about drafting letters, it’s about having a dialogue--and responding to your particular needs and concerns.

Whether you face a D&O claim, a property loss or a large scale casualty crisis, you will have the experts you need at your service. Putting your policy to work for you.

www.bhspecialty.com | info@bhspecialty.com	10/14/ 2016 - A

Berkshire Hathaway Specialty Insurance Company

(a Stock Insurance Company)

1314 Douglas Street, Suite 1400

Omaha, NE 68102-1944

Excess Policy

Common Policy Declarations

THE PAYMENT OF DEFENSE COSTS WILL REDUCE THE LIMIT OF LIABILITY UNDER THIS POLICY.

This Declarations Page is attached to and forms part of the Policy

Policy No.: 47-EPF-302702-03	Renewal of: 47-EPF-302702-02

Item 1.	Named Insured:	Charles Schwab Funds

	Mailing Address:	211 Main Street San Francisco, CA 94105

Item 2.	Policy Period
		From:	June 30, 2018	To:	June 30, 2019
	Effective:
		Both days at 12:01 a.m. local standard time at Mailing Address listed in Item 1, above.

Item 3.	Limits of Insurance (including Defense Costs)		Per Claim Limit:		$10,000,000
			Aggregate Policy Limit:		$10,000,000
			Total Underlying Limit of Liability:		$85,000,000

Item 4.	Premiums:		Policy Premium:		$10,000
			Terrorism Coverage Premium:		$0
			Total Premium:		$10,000

Item 5.	Schedule of Underlying Insurance:	(A) Followed Policy:
			Carrier	Great American Insurance Company
			Policy Number	FS 554-46-19-14-00
			Limit of Liability	$15,000,000

		(B) See attached Schedule of Underlying Excess Policies

Page 1 | EP-LX-DEC-05/2017

Item 6.	Notices to Insurer:

For claims, loss or potential claims

  By 24-hour toll free number:

  855-453-9675

  By Email: claimsnotice@bhspecialty.com

  By Fax: 617-507-8259

  By Mail: Log on to

  www.bhspecialty.com/claims-

  reporting.html for mailing address

All other notices By Email: execandprofnotices@bhspecialty.com By Fax: 617-248-1618 By Mail: Log on to www.bhspecialty.com/claims- reporting.html for mailing address
Item 7.	Forms and Endorsements:	See attached Schedule

This policy is comprised of this Declarations page, the policy form and the schedules and endorsements, if any, attached at the inception or issued during the Policy Period.

Signatures:

Ralph Tortorella, Secretary	Peter Eastwood, President

July 09, 2018 Dated

Page 2 | EP-LX-DEC-05/2017

Policy No.: 47-EPF-302702-03

Issued to: Charles Schwab Funds

FORMS SCHEDULE

The contents of the Policy is comprised of the following forms:

Form Number	Endorsement Title

EP-LX-DEC-05/2017	Excess Policy Common Policy Declarations

EP-FORMS-SCH-02/2015	Forms Schedule

EP-AX-NLF-001-02/2014	Excess Insurance Policy

EP-XS-SCH-01/2015	Schedule of Underlying

EP-XS-005-10/2013	OFAC/Economic Sanctions

EP-XS-016-11/2013	Amend Section III, Limits of Liability, For Excess Fidelity Bond

Page 1 | EP-FORMS-SCH-02/2015

Berkshire Hathaway Specialty Insurance Company

1314 Douglas Street, Suite 1400

Omaha, NE 68102-1944

(Hereinafter referred to as the Insurer)

EXCESS INSURANCE POLICY

UNLESS OTHERWISE PROVIDED BY THE UNDERLYING INSURANCE, THIS POLICY APPLIES TO CLAIMS FIRST MADE AND REPORTED DURING THE POLICY PERIOD SET FORTH IN ITEM 2. OF THE DECLARATIONS.

In consideration of the premium payment and in reliance on any provision(s) in the Followed Policy, the Insurer has also issued this policy in reliance upon all materials and written statements, which shall be deemed attached hereto and made a part hereof, submitted by or on behalf of the Insured(s) or Named Insured to the Insurer or any insurer of Underlying Insurance in connection with the underwriting of this policy.

I.	INSURING AGREEMENT

This policy shall provide coverage in accordance with the same terms, conditions and limitations of the Followed Policy, or any more restrictive provisions of the Underlying Excess Policies, except as otherwise set forth in this policy. The coverage obligations under this policy shall attach to the Insurer only after all Underlying Insurance has in fact been exhausted by payment, in legal currency, of loss by or on behalf of the insurers of the Underlying Insurance, or by or on behalf of the Insured(s). The risk of uncollectability of any Underlying Insurance (in whole or in part) for any reason is expressly retained by the Insured(s), and is not insured under this policy or assumed by the Insurer.

II.	DEFINITIONS
a.	Insurer means Berkshire Hathaway Specialty Insurance Company.

b.	Insured(s) has the meaning set forth in the Followed Policy.

c.	Named Insured has the meaning set forth in Item 1. of the Declarations.

d.	Followed Policy means the policy identified in Item 5. (A) of the Declarations.

e.	Underlying Excess Policies means all policies scheduled in Item 5. (B) of the Declarations.

f.	Underlying Insurance means the Followed Policy and all of the Underlying Excess Policies.

g.	Underlying Limits means an amount equal to the total of all of the aggregate Limits of Liability, as set forth in Item 5 of the Declarations, for all Underlying Insurance.

III.	LIMITS OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this policy for any reason. If the aggregate Limit of Liability under this policy is exhausted by payment of loss, the Insurer’s obligations under this policy shall be deemed completely fulfilled and extinguished. If any Underlying Insurance grants coverage subject to a liability sublimit, this policy shall not afford such coverage. The policy, however, shall recognize any reduction or exhaustion of the Underlying Limits by any payment under such coverage.

IV.	UNDERLYING INSURANCE CHANGE

If, during the Policy Period as stated in Item 2. of the Declarations, there is a change to any Underlying

EP-AX-NLF-001-02/2014	Page 1

Insurance which expands coverage, then this policy shall become subject to such change only if the Insurer agrees thereto by written agreement or by written endorsement to this policy and any additional premium is paid.

V.	SEVERABILITY OF INTERESTS

In addition to any other clauses set forth herein, this policy shall follow any provisions in the Followed Policy regarding the severability and non-imputation of the statements, representations, or warranties of any Insured(s) and the limitations and restrictions in rescission or voidance of the Followed Policy.

VI.	INSURER RIGHTS

The Insurer has the same rights, privileges and protections afforded to the insurer of the Followed Policy. The Insurer has the right, but not the obligation, at its sole discretion, to effectively associate with the Insured(s) in the defense and settlement of any claim which may attach to and be covered under this policy or any Underlying Insurance.

VII.	NOTICE

Any notice provided to the Underlying Insurance shall also be provided to the Insurer under this policy, except that such notice shall be provided to the Insurer at either the physical or email address, both identified in Item 6. of the Declarations.

VIII.	CANCELLATION AND NONRENEWAL

This policy shall follow, and specifically incorporates herein by reference, the conditions in the Followed Policy with respect to cancellation and nonrenewal, and shall comply with all of the requirements of any applicable state laws and regulations regarding cancellation and nonrenewal.

EP-AX-NLF-001-02/2014	Page 2

Policy No.: 47-EPF-302702-03

Issued to: Charles Schwab Funds

SCHEDULE OF UNDERLYING

Followed Policy(ies)

Insurer	Policy Number	Limits	Attachment

Great American Insurance Company	FS 554-46-19-14-00	$15,000,000	Primary

Underlying Policies

Insurer	Policy Number	Limits	Attachment

Federal Insurance Company	8247-2879	$10,000,000	Primary

ICI Mutual Insurance Company, a RRG	98291118B	$25,000,000	$25,000,000

Continental Casualty Company	596347584	$15,000,000	$50,000,000

Great American Insurance Company	XSC 554-47-79-13-00	$ 5,000,000	$50,000,000

Federal Insurance Company	8247-2878	$15,000,000	$70,000,000

EP-XS-SCH-01/2015	Page 1

ENDORSEMENT 1

This endorsement, effective 12:01 AM:	June 30, 2018

Forms a part of Policy No.:	47-EPF-302702-03

Issued to:	Charles Schwab Funds

By:	Berkshire Hathaway Specialty Insurance Company

OFAC/ECONOMIC SANCTIONS

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

EXCESS POLICY FORM

In consideration of the payment of the premium for this policy it is hereby understood and agreed that this policy does not provide coverage that would be in violation of the laws or regulations of the United States of America concerning trade or economic sanctions, including, but not limited to, those administered and enforced by the U.S. Treasury’s Office of Foreign Asset Control (OFAC).

Payment of loss under this policy shall only be made in full and complete compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by OFAC.

All other terms and conditions of this policy remain unchanged.

EP-XS-005-10/2013	Page 1

ENDORSEMENT 2

This endorsement, effective 12:01 AM:	June 30, 2018

Forms a part of Policy No.:	47-EPF-302702-03

Issued to:	Charles Schwab Funds

By: Berkshire Hathaway Specialty Insurance Company

AMEND SECTION III, LIMITS OF LIABILITY, FOR EXCESS FIDELITY BOND

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

EXCESS POLICY FORM

In consideration of the payment of the premium for this policy it is hereby understood and agreed that the policy is amended as follows:

1.	Section III, LIMITS OF LIABILITY, is hereby deleted and replaced by the following:

With the exception of the amount of the Single Loss Limit of Liability and the policy Aggregate Limit of Liability as set out in Item 3 of the Declarations (as amended), this policy hereby adopts and incorporates Section 10 of the Followed Policy. If any Underlying Insurance grants coverage subject to a liability sublimit, this policy shall not afford such coverage. The policy, however, shall recognize any reduction or exhaustion of the Underlying Limits by any payment under such coverage.

All other terms and conditions of this policy remain unchanged.

EP-XS-016-11/2013	Page 1

ENDORSEMENT 3

This endorsement, effective 12:01AM:	June 30, 2018
Forms a part of Policy No.:	47-EPF-302702-03
Issued to:	Schwab Funds Complex
By:	Berkshire Hathaway Specialty Insurance Company

NAMED INSURED AMENDED

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium for this policy, it is hereby understood and agreed that Item 1. Named Insured of the Declarations is deleted in its entirety and replaced with the following:

Item 1.	Named Insured:	Schwab Family of Funds and Laudus Funds

	Mailing Address:	211 Main Street San Francisco, CA 94105

All other terms and conditions of this policy remain unchanged.

Page 1 | EP-XS-064-10/2016

AXIS INSURANCE COMPANY Administrative Office – 11680 Great Oaks Way, Suite 500 Alpharetta, Georgia 30022 (a stock company hereinafter the “Insurer”)
Excess Policy DECLARATIONS PAGE – CLAIMS MADE POLICY

THIS POLICY APPLIES ONLY TO CLAIMS FIRST MADE OR CLAIMS FIRST MADE AND REPORTED DURING THE POLICY PERIOD OR THE EXTENDED REPORTING PERIOD, IF APPLICABLE, AND THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENT AMOUNTS MAY BE REDUCED AND EXHAUSTED BY PAYMENT OF DEFENSE COSTS OR CLAIMS EXPENSES. PLEASE READ THIS POLICY CAREFULLY.

Policy Number: MSN630892/01/2018                                              Renewal of Policy Number: New

Item 1. Policyholder and Mailing Address:	Schwab Family of Funds and Laudus Funds 211 Main Street San Francisco, CA 94104

Item 2. Policy Period: From: 12:01 a.m. on June 30, 2018 to: 12:01 a.m. on June 30, 2019, at the address in Item 1.

Item 3. Limit of Liability for the Policy Period: $10,000,000 excess of $95,000,000.

Item 4. Underlying Insurance: See attached Schedule of Underlying Insurance.

Item 5. Forms and Endorsements attached at Policy Inception: See attached Schedule of Forms and Endorsements.

Item 6. Notices to Insurer:

A. Notice of claims or potential claims:	B. All other notices:
AXIS Insurance	AXIS Insurance
Claims Department	11680 Great Oaks Way
P.O. Box 4470	Suite 500
Alpharetta, GA 30023-4470	Alpharetta, GA 30022

Email: USFNOL@axiscapital.com	Email: notices@axiscapital.com
Phone (Toll-Free): (866) 259-5435	Phone (Toll-Free): (866) 259-5435
Phone: (678) 746- 9000	Phone: (678) 746- 9000
Fax: (678) 746-9315	Fax: (678) 746-9315

Item 7. Premium: $10,000 (No additional premium for TRIA).

XS 0100 (12 11)	Page 1 of 3

Schedule of Underlying Insurance

Followed Policy
A.	Insurer Name	Policy Number	Limit
	Federal Insurance Company	82472879	$10,000,000
	Great American Insurance Company	FS 554-46-19-14-00	$15,000,000

Other Underlying Insurance
	Insurer Name	Policy Number	Limit
	ICI Mutual Insurance Company	98291118B	$25,000,000
	Continental Casualty Company	596347584	$15,000,000
	Great American Insurance Company	XSC 554-47-79-13-00	$5,000,000
	Federal Insurance Company	82472878	$15,000,000
	Berkshire Hathaway Specialty Insurance Company	47-EPF-302702-03	$10,000,000

XS 0100 (12 11)	Page 2 of 3

Schedule of Forms and Endorsements

  Notices, Forms and Disclosures:

Signature Page		AXIS 102 A IC (06-15)
Policyholder Notice Economic and Trade Sanctions		AXIS 906 (03-16)
Excess Policy		XS 0001 (12 10)

Endorsements:
No.	Endorsement Name	Endorsement Number
1	California State Amendatory Endorsement	XS 0005 CA (01 14)
2	State Amendatory Inconsistency Endorsement	XS 1152 (11 11)
3	Schwab Funds Complex Endorsement	MANU-6360 (06-18)

XS 0100 (12 11)	Page 3 of 3

SIGNATURE PAGE

IN WITNESS WHEREOF, the Company has caused the facsimile signatures of its President and Secretary to be affixed hereto, and has caused this policy to be signed on the Declarations by an authorized representative of the Company.

Peter J. Vogt, President	Andrew Weissert, Secretary

AXIS 102 AIC (06-15)	Page 1

POLICYHOLDER NOTICE

ECONOMIC AND TRADE SANCTIONS

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the Office of Foreign Assets Control (OFAC).

THE OFFICE OF FOREIGN ASSETS CONTROL (“OFAC”) OF THE US DEPARTMENT OF THE TREASURY ADMINISTERS AND ENFORCES ECONOMIC AND TRADE SANCTIONS BASED ON US FOREIGN POLICY AND NATIONAL SECURITY GOALS AGAINST TARGETED FOREIGN COUNTRIES AND REGIMES, TERRORISTS, INTERNATIONAL NARCOTICS TRAFFICKERS, THOSE ENGAGED IN ACTIVITIES RELATED TO THE PROLIFERATION OF WEAPONS OF MASS DESTRUCTION, AND OTHER THREATS TO THE NATIONAL SECURITY, FOREIGN POLICY OR ECONOMY OF THE UNITED STATES.

WHENEVER COVERAGE PROVIDED BY THIS POLICY WOULD BE IN VIOLATION OF ANY U.S. ECONOMIC OR TRADE SANCTIONS, SUCH COVERAGE SHALL BE NULL AND VOID.

FOR MORE INFORMATION, PLEASE REFER TO:

HTTPS://WWW.TREASURY.GOV/RESOURCE-CENTER/SANCTIONS/PAGES/DEFAULT.ASPX

AXIS 906 (03-16)	Page 1 of 1

Excess Policy

In consideration of the premium paid and in reliance upon all information and representations provided or made available by the Insureds to the Insurer in connection with the underwriting of this Policy, and subject to the provisions of this Policy and the Declarations and any Schedules and Endorsements attached hereto, all of which are made a part of this Policy, the Insurer and Policyholder, on behalf of all Insureds, agree as follows:

I.	INSURING AGREEMENT

This Policy shall provide insurance excess of the Underlying Insurance. Liability shall attach to the Insurer only after (i) the insurers of the Underlying Insurance, the Insureds or others on behalf of the Insureds shall have paid in legal currency amounts covered under the respective Underlying Insurance equal to the full amount of the Underlying Limit, and (ii) the retention or deductible, if any, applicable under the Underlying Insurance has been satisfied. Except as specifically set forth herein, coverage under this Policy shall apply in conformance with all provisions of the Followed Policy.

II.	DEFINITIONS

When used in this Policy, whether in the singular or the plural:

A.	Insureds means all persons and entities covered under the Followed Policy.

B.	Followed Policy means the insurance policy(ies) identified as such in the Schedule of Underlying Insurance attached hereto.

C.	Policy Period means the period set forth in Item 2 of the Declarations.

D.	Policyholder means the person(s) or entity(ies) set forth in Item 1 of the Declarations.

E.	Underlying Insurance means the Followed Policy and all other policies, if any, identified as such in the Schedule of Underlying Insurance attached hereto.

F.	Underlying Limit means an amount equal to the aggregate of all limits of liability set forth in the Schedule of Underlying Insurance attached hereto.

III.	CONDITIONS AND LIMITATIONS

A.	The Limit of Liability set forth in Item 3 of the Declarations shall be the maximum amount payable by the Insurer in excess of the Underlying Limit.

B.

If any amount covered under the Underlying Insurance is subject to a sublimit of liability, this Policy shall not apply to such amount, but the Insurer shall recognize payment of such amount in any manner described in Section I. Insuring Agreement as reducing the Underlying Limit by such amount.

C.

The Insureds shall give written notice to the Insurer if any Underlying Insurance is changed or terminated or if any insurer of the Underlying Insurance becomes financially unable to pay any amount covered under the Underlying Insurance. No such event shall affect coverage under this Policy, unless the Insurer so agrees in writing. The failure of the Insureds to comply with this section shall not invalidate coverage. However, the Insurer shall not be liable to a greater extent than it would have been had no such event occurred.

D.

Notice to the Insurer shall be given at the respective address shown in Item 6 of the Declarations. Notice to any other insurer shall not constitute notice to the Insurer unless also given to the Insurer as provided above.

E.

The Insurer may, at its sole discretion, elect to participate in the investigation, defense and settlement of any claim or other matter to which the coverage under this Policy could apply even if the Underlying Limit has not been exhausted. The Insureds shall provide the Insurer with information, assistance and cooperation as the Insurer reasonably requests and shall do nothing to prejudice the Insurer’s position or potential rights of recovery. No action by any other insurer shall bind the Insurer under this Policy.

XS 0001 (12 10)	Page 1 of 1

Endorsement No.	Effective Date	Policy Number	Additional Premium
1	12:01 a.m. on June 30, 2018	MSN630892/01/2018	N/A

CALIFORNIA AMENDATORY ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

EXCESS POLICY

It is agreed that:

The Policyholder may cancel this Policy at any time by giving advance written notice thereof to the Insurer stating the effective date of cancellation. In such event, the Insurer shall refund any unearned premium computed [Default is pro rata].

This Policy shall follow any terms and conditions in the Followed Policy that permit the insurer to cancel the policy for reasons other than non-payment of premium. If the Insurer cancels this Policy for reasons other than non- payment of premium, the Insurer shall deliver or mail written notice of cancellation to the Policyholder, stating the reason(s) for and the effective date of cancellation, not less than 30 days after the date such notice is given, unless the Followed Policy requires more advance notice.

If the Insurer cancels this Policy for non-payment of premium, the Insurer shall deliver or mail to the Policyholder written notice of cancellation for non-payment of premium, stating the effective date thereof, which shall not be less than 10 days after the date such notice is given, unless the Followed Policy requires more advance notice.

If the Insurer decides not to renew this Policy or conditions renewal upon a reduction of the Limit of Liability, an elimination of coverage, an increase in retention, or an increase of more than 25% of the premium, the Insurer shall deliver or mail written notice thereof to the Policyholder at least 60 days but not more than 120 days prior to the expiration of the Policy Period. The notice shall state the reason(s) for nonrenewal or conditional renewal.

If the Insurer mails notice of cancellation or nonrenewal, the Insurer shall do so by registered or certified mail or by mail evidenced by a United States Post Office certificate of mailing to the Policyholder at the address in Item 1 of the Declarations. The Insurer also shall send such notice by mail or electronic mail to the producer of record, if any. The delivery or mailing of such notice shall be sufficient proof thereof and the Policy Period shall end at the date and hour specified in the notice.

Solely with respect to the liability coverage under this Policy, if execution on a judgment against the Insured or their personal representative is returned unsatisfied in an action brought to recover loss for a claim made under the Policy during the Policy Period, then an action may be maintained against the Insurer under the terms of this Policy for an amount of the judgment not exceeding the Policy’s Limit of Liability and to the extent such judgment is covered under the Policy.

XS 0005-CA (01 14)	Page 1 of 2

Solely with respect to the liability coverage under this Policy, the bankruptcy or insolvency of the Insureds shall not relieve the Insurer of its obligations nor deprive the Insurer of its rights or defenses under this Policy.

All other provisions of the Policy remain unchanged.

XS 0005-CA (01 14)	Page 2 of 2

Endorsement No.	Effective Date	Policy Number	Additional Premium
2	12:01 a.m. on June 30, 2018	MSN630892/01/2018	N/A

STATE AMENDATORY INCONSISTENCY ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Excess Policy

It is agreed that:

If there is an inconsistency between any terms in this Policy and any similar terms contained in the state amendatory endorsement attached to this Policy, then the Insurer shall apply those terms which are more favorable to the Insureds, to the extent permitted by the law of such state.

All other provisions of the Policy remain unchanged.

XS 1152 (11 11)	Page 1 of 1

Endorsement No.	Effective Date of Endorsement	Policy Number	Additional Premium
3	12:01 a.m. on June 30, 2018	MSN630892/01/2018	N/A

SCHWAB FUNDS COMPLEX

ENDORSEMENT

It is agreed that:

I.	The Declarations Page is amended as follows:

A.	The Preamble is deleted and replaced with the following:

DECLARATIONS PAGE – LOSS DISCOVERED

SUBJECT TO THE PROVISIONS OF THE FOLLOWED POLICY, THIS POLICY MAY APPLY TO LOSS DISCOVERED DURING THE POLICY PERIOD.

B.	Item 3 Limit of Liability for the Policy Period is deleted and replaced with the following:

Item 3. Limit of Liability for the Policy Period:

A.	Single Loss Limit: $10,000,000;

B.	Aggregate Limit: $10,000,000;

excess Underlying Single Loss Limit of $10,000,000/Underlying Aggregate Limit of $10,000,000

II.	The Policy is amended as follows:

A.	The INSURING AGREEMENT section is deleted and replaced with the following:

This Policy shall provide insurance excess of the Underlying Insurance. Liability shall attach to the Insurer only after (i) the insurers of the Underlying Insurance, the Insureds or others on behalf of the Insureds shall have paid in legal currency amounts covered under the respective Underlying Insurance equal to the full amount of the Underlying Single Loss Limit, and (ii) the retention or deductible, if any, applicable under the Underlying Insurance has been satisfied. Except as specifically set forth herein, coverage under this Policy shall apply in conformance with all provisions of the Followed Policy.

B.	The DEFINITIONS section is amended as follows:

1.	The Definition of Underlying Limit is deleted and replaced with the following:

Underlying Limit means an amount equal to the Underlying Single Loss Limit or Underlying Aggregate Limit, as applicable.

2.	The following Definitions are added:

Underlying Aggregate Limit means the amount shown in Item 3 of the Declarations as such.

Underlying Single Loss Limit means the amount shown in Item 3 of the Declarations as such.

MANU-6360 (06-18)	Page 1 of 2

III.	The CONDITIONS AND LIMITATIONS section of the Policy, subsection A., is deleted and replaced with the following:

A.	1.

The Insurer’s maximum liability for each Single Loss covered under this Policy in excess of the Underlying Single Loss Limit shall not exceed the Single Loss Limit set forth in Item 3.A. of the Declarations. The Insurer’s maximum liability for all Losses covered under this Policy in excess of the Underlying Aggregate Limit shall not exceed the Aggregate Limit set forth in Item 3.B. of the Declarations.

2.

Except as provided in paragraphs A.3. and A.4. below, the Insurer shall only be liable to make payment for a Single Loss covered under this Policy after the total amount of the Underlying Single Loss Limit has been paid solely by reason of payment of loss covered under Underlying Insurance.

3.

In the event the total amount of the Underlying Aggregate Limit is reduced solely by reason of the payment of Loss covered under Underlying Insurance to an amount less than the total amount of the Underlying Single Loss Limit, this Policy shall pay covered Loss excess of the reduced total amount of the Underlying Aggregate Limit, but not to exceed the amount of the Single Loss Limit set forth in Item 3.A. of the Declarations and subject always to the Aggregate Limit set forth in Item 3.B. of the Declarations.

4.

In the event of exhaustion of the total amount of the Underlying Aggregate Limit, solely by reason of the payment of Loss covered under Underlying Insurance, this Policy shall continue in force as primary insurance, provided always that this Policy shall only pay covered Loss excess over any retention or deductible amount otherwise applicable under such Underlying Insurance, such amount not to exceed the amount of the Single Loss Limit set forth in Item 3.A. of the Declarations and subject always to the Aggregate Limit set forth in Item 3.B. of the Declarations.

All other provisions of the Policy remain unchanged.

MANU-6360 (06-18)	Page 2 of 2

RESOLUTIONS OF THE BOARDS OF TRUSTEES OF

THE CHARLES SCHWAB FAMILY OF FUNDS

SCHWAB INVESTMENTS

SCHWAB CAPITAL TRUST

SCHWAB ANNUITY PORTFOLIOS

LAUDUS TRUST

LAUDUS INSTITUTIONAL TRUST

Adopted June 5, 2018

Fidelity Bond for Schwab Funds and Laudus Funds

RESOLVED, that the form and amount of the fidelity bonds in the aggregate principal amount of $105,000,000 (One Hundred Five Million Dollars) (collectively, the “Joint Bonds”) covering The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios and Laudus Trust (each, a “Trust” and collectively, the “Trusts”) for the periods stated in the following resolutions be, and they hereby are, approved by the members of the Boards of Trustees (the “Trustees”) of the Trusts and separately by a majority of the Trustees who are not “interested persons” of any Trust, as that term is defined by the Investment Company Act of 1940, as amended (the “1940 Act”), after consideration of all factors deemed relevant, including, but not limited to, the value of the assets of the Trusts, the type and terms of the arrangements made for the custody and safekeeping of the Trusts’ assets, and the nature of the securities in the funds of the Trusts;

FURTHER RESOLVED, that after considering all relevant factors, the actions of the officers of the Trusts in procuring a joint fidelity bond issued by Federal Insurance Company (Chubb) and Great American Insurance Company providing aggregate coverage of $25,000,000 (Twenty-Five Million Dollars) (the “Chubb-Great American Joint Bond”) against larceny and embezzlement and such other types of losses as are included in the Chubb-Great American Joint Bond for the 12-month period ending June 30,

2019 with a premium to be shared pro rata according to the net assets of each Trust, and the form and amount of the Chubb-Great American Joint Bond, are hereby approved;

FURTHER RESOLVED, that after considering all relevant factors, the actions of the officers of the Trusts in procuring a joint fidelity bond issued by ICI Mutual Insurance Company providing excess coverage of $25,000,000 (Twenty-Five Million Dollars) (the “ICI Joint Excess Bond”) against larceny and embezzlement and such other types of losses as are included in the ICI Joint Excess Bond for the 12-month period ending June 30, 2019, with a premium to be shared pro rata according to the net assets of each Trust, and the form and amount of the ICI Joint Excess Bond, are hereby approved; and

FURTHER RESOLVED, that after considering all relevant factors, the actions of the officers of the Trusts in procuring a joint fidelity bond issued by Continental Casualty Company (CNA) and Great American Insurance Company providing excess coverage of $20,000,000 (Twenty Million Dollars) (the “CNA-Great American Joint Excess Bond”) against larceny and embezzlement and such other types of losses as are included in the CNA-Great American Joint Excess Bond for the 12-month period ending June 30, 2019 with a premium to be shared pro rata according to the net assets of each Trust, and the form and amount of the CNA-Great American Joint Excess Bond, are hereby approved;

FURTHER RESOLVED, that after considering all relevant factors, the actions of the officers of the Trusts in procuring a joint fidelity bond issued by Federal Insurance Company (Chubb) providing excess coverage of $15,000,000 (Fifteen Million Dollars) (the “Chubb Joint Excess Bond”) against larceny and embezzlement and such other types of losses as are included in the Chubb Joint Excess Bond for the 12-month period ending June 30, 2019, with a premium to be shared pro rata according to the net assets of each Trust, and the form and amount of the Chubb Joint Excess Bond, are hereby approved; and

FURTHER RESOLVED, that after considering all relevant factors, the actions of the officers of the Trusts in procuring a joint fidelity bond issued by Berkshire Hathaway Specialty Insurance Company providing excess coverage of $10,000,000 (Ten Million Dollars) (the “Berkshire Joint Excess Bond”) against larceny and embezzlement and such other types of losses as are included in the Berkshire Joint Excess Bond for the 12-month period ending June 30, 2019, with a premium to be shared pro rata according to the net assets of each Trust, and the form and amount of the Berkshire Joint Excess Bond, are hereby approved; and

FURTHER RESOLVED, that after considering all relevant factors, the actions of the officers of the Trusts in procuring a joint fidelity bond issued by AXIS Insurance Company providing excess coverage of $10,000,000 (Ten Million Dollars) (the “Axis Joint Excess Bond”) against larceny and embezzlement and such other types of losses as are included in the Axis Joint Excess Bond for the 12-month period ending June 30, 2019, with a premium to be shared pro rata according to the net assets of each Trust, and the form and amount of the Axis Joint Excess Bond, are hereby approved; and

FURTHER RESOLVED, that the participation by each Trust in the Joint Bonds described above is determined to be fair and reasonable and in the best interests of each Trust and its shareholders by the Trustees of the Trusts and separately by a majority of the Trustees who are not “interested persons” of any Trust, as that term is defined by the 1940 Act;

FURTHER RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized to execute such documents and papers as may be required by the rules and regulations promulgated under the 1940 Act;

FURTHER RESOLVED, that the Secretary/Clerk of the Trusts be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to the Joint Bonds required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the agreement regarding the Joint Bonds, which Joint Bonds were approved pursuant to the preceding resolutions, stating that, in the event recovery is received under any of the Joint Bonds as a result of the loss by a Trust and one or more of the other named insureds, each such Trust shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the 1940 Act, is hereby ratified and continued by the Trustees of the Trusts and separately by a majority of the Trustees who are not “interested persons” of any Trust, as that term is defined by the 1940 Act.

STATEMENT OF REGISTERED INVESTMENT COMPANIES

PURSUANT TO RULE 17g-1

OF THE INVESTMENT COMPANY ACT OF 1940

Pursuant to rule 17g-1 under the Investment Company Act of 1940, as amended, the undersigned registered investment companies hereby state as follows:

1.

But for its participation in a joint fidelity bond arrangement, The Charles Schwab Family of Funds would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $2,500,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of over $142,780,175,336, as of March 31, 2018, the end of the most recent fiscal quarter prior to the date of determination.

2.

But for its participation in a joint fidelity bond arrangement, Schwab Investments would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $2,500,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of over $12,917,983,986, as of May 31, 2018, the end of the most recent fiscal quarter prior to the date of determination.

3.

But for its participation in a joint fidelity bond arrangement, Schwab Capital Trust would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $2,500,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of over $70,053,656,845, as of May 31, 2018, the end of the most recent fiscal quarter prior to the date of determination.

4.

But for its participation in a joint fidelity bond arrangement, Schwab Annuity Portfolios would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $1,000,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of $472,226,593, as of March 31, 2018, the end of the most recent fiscal quarter prior to the date of determination.

5.

But for its participation in a joint fidelity bond arrangement, Laudus Trust would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $2,500,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of over $2,469,125,107, as of March 31, 2018, the end of the most recent fiscal quarter prior to the date of determination.

6.	The premium for the joint insured bond covering each has been paid through the period ending June 30, 2019.

THE CHARLES SCHWAB FAMILY OF FUNDS SCHWAB INVESTMENTS SCHWAB CAPITAL TRUST SCHWAB ANNUITY PORTFOLIOS LAUDUS TRUST
/s/ Christine Pierangeli
Assistant Secretary & Assistant Clerk Christine Pierangeli

JOINT FIDELITY BOND AGREEMENT

WHEREAS, the undersigned parties have determined that it is in their best interests to enter into a joint fidelity bond, which bond is intended to meet the applicable standards of Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, Rule 17g-1 under the 1940 Act requires that each registered management company entering into a joint fidelity bond shall agree with the other named insureds as to the allocation of the recovery received under the joint bond as a result of the loss sustained by the registered management investment company and one or more other named insureds;

NOW THEREFORE, in consideration of the foregoing and of other good and valuable consideration, the undersigned parties hereby agree as follows:

1.

In the event recovery is received under the policy as a result of a loss sustained by one of the registered management investment companies named below and one or more other named insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under rule 17g-1 under the 1940 Act.

2.	This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

IN WITNESS WHEREOF, each of the undersigned registered management investment companies has caused this Agreement to be executed by a duly authorized officer as of the 5th day of June, 2018.

THE CHARLES SCHWAB FAMILY OF FUNDS

Schwab California Municipal Money Fund

Schwab Municipal Money Fund

Schwab New York Municipal Money Fund

Schwab AMT Tax-Free Money Fund

Schwab Value Advantage Money Fund

Schwab Government Money Fund

Schwab U.S. Treasury Money Fund

Schwab Retirement Advantage Money Fund

Schwab Investor Money Fund

Schwab Cash Reserves

Schwab Advisor Cash Reserves

Schwab Treasury Obligations Money Fund

Schwab Retirement Government Money Fund

Schwab Variable Share Price Money Fund

/s/ Christine Pierangeli

Christine Pierangeli

Assistant Secretary

SCHWAB INVESTMENTS

Schwab 1000 Index Fund

Schwab California Tax-Free Bond Fund

Schwab Tax-Free Bond Fund

Schwab GNMA Fund

Schwab Treasury Inflation Protected Securities Index Fund

Schwab Global Real Estate Fund

Schwab Intermediate-Term Bond Fund

Schwab U.S. Aggregate Bond Index Fund

Schwab Short-Term Bond Index Fund

/s/ Christine Pierangeli

Christine Pierangeli

Assistant Secretary

SCHWAB ANNUITY PORTFOLIOS

Schwab MarketTrack Growth Portfolio II

Schwab Government Money Market Portfolio

Schwab S&P 500 Index Portfolio

Schwab VIT Balanced Portfolio

Schwab VIT Balanced with Growth Portfolio

Schwab VIT Growth Portfolio

/s/ Christine Pierangeli

Christine Pierangeli

Assistant Secretary

SCHWAB CAPITAL TRUST

Schwab Core Equity Fund

Schwab MarketTrack Balanced Portfolio

Schwab MarketTrack Conservative Portfolio

Schwab MarketTrack Growth Portfolio

Schwab MarketTrack All Equity Portfolio

Schwab International Index Fund

Schwab Balanced Fund

SCHWAB CAPITAL TRUST (continued)

Laudus International MarketMasters Fund

Laudus Small-Cap MarketMasters Fund

Schwab S&P 500 Index Fund

Schwab Small-Cap Index Fund

Schwab Total Stock Market Index Fund

Schwab Financial Services Fund

Schwab Health Care Fund

Schwab Hedged Equity Fund

Schwab Small-Cap Equity Fund

Schwab Dividend Equity Fund

Schwab Target 2010 Fund

Schwab Target 2015 Fund

Schwab Target 2020 Fund

Schwab Target 2025 Fund

Schwab Target 2030 Fund

Schwab Target 2035 Fund

Schwab Target 2040 Fund

Schwab Target 2045 Fund

Schwab Target 2050 Fund

Schwab Target 2055 Fund

Schwab Target 2060 Fund

Schwab Large-Cap Growth Fund

Schwab Fundamental US Large Company Index Fund

Schwab Fundamental US Small Company Index Fund

Schwab Fundamental International Large Company Index Fund

Schwab Fundamental Emerging Markets Large Company Index Fund

Schwab Fundamental International Small Company Index Fund

Schwab Fundamental Global Real Estate Index Fund

Schwab Monthly Income Fund – Moderate Payout

Schwab Monthly Income Fund – Enhanced Payout

Schwab Monthly Income Fund – Maximum Payout

Schwab International Core Equity Fund

Schwab Target Index 2010 Fund

Schwab Target Index 2015 Fund

Schwab Target Index 2020 Fund

Schwab Target Index 2025 Fund

Schwab Target Index 2030 Fund

Schwab Target Index 2035 Fund

Schwab Target Index 2040 Fund

Schwab Target Index 2045 Fund

Schwab Target Index 2050 Fund

Schwab Target Index 2055 Fund

Schwab Target Index 2060 Fund

Schwab Large-Cap Growth Index Fund

Schwab Large-Cap Value Index Fund

Schwab Mid-Cap Index Fund

/s/ Christine Pierangeli

Christine Pierangeli

Assistant Secretary

Laudus Trust

Laudus Mondrian Emerging Markets Fund

Laudus Mondrian International Equity Fund

Laudus Mondrian International Government Fixed Income Fund

Laudus U.S. Large Cap Growth Fund

/s/ Christine Pierangeli
Christine Pierangeli
Assistant Clerk